LUXURBAN HOTELS INC.

2125 Biscayne Blvd | Suite 253

Miami, Florida 33137

June 27, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Withdrawal of Acceleration Request of LuxUrban Hotels Inc.
Registration Statement on Form S-1
Registration No. 333-272803

Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 27, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, June 30, 2023, at 8:00 a.m. EDT, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date at such time.

Very truly yours,

LUXURBAN HOTELS INC.

By:	/s/ Brian Ferdinand
Name: Brian Ferdinand
Title: Chief Executive Officer